MAINSTAY VP FUNDS TRUST

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is made as of the 1st day of May, 2023, between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and CBRE Investment Management Listed Real Assets LLC, a Delaware limited liability company (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to the Subadvisory Agreement, dated February 28, 2020, ("Agreement"); and

WHEREAS, the Manager and the Subadvisor hereby wish to amend Schedule A of the Agreement to revise the subadvisory fees with respect to MainStay VP CBRE Global Infrastructure Portfolio.

NOW, THEREFORE, the parties agree as follows:

(i) Effective May 1, 2023, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

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IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the date first written above. This Agreement may be signed in counterparts.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest: /s/ Brian J. McGrady  By: /s/ Kirk C. Lehneis

Name: Brian J. McGrady   Name: Kirk C. Lehneis

Title: Director and Associate   Title: Senior Managing Director

 General Counsel

CBRE Investment Management Listed Real Assets LLC

Attest: /s/ Jonathan A. Blome  By: /s/ Joseph P. Smith

Name: Jonathan A. Blome   Name:  Joseph P. Smith

Title: COO &CFO   Title: CIO, Listed Real Assets Strategies

SCHEDULE A

(As of May 1, 2023)

As compensation for services provided by Subadvisor, the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for services rendered hereunder, an annual subadvisory fee with respect to the Allocated Assets of the Portfolio equal to the following:

PORTFOLIO	ANNUAL RATE

MainStay VP CBRE Global Infrastructure Portfolio	0.425% on assets up to $3 billion*; and 0.42% on assets over $3 billion

* Equal to 50% of the Series’ management fee. Subadvisor agrees to bear pro-rata in the impact of any management fee breakpoints that may arise upon the achievement of economies of scale as a result of asset growth of the Series.

Subadvisor will bear 50% of the impact of any management fee breakpoints specified in the Series’ Management Agreement. Subadvisor will bear fifty percent (50%) of the costs (subject to the cap described in the next sentence) of any contractual or voluntary expense cap reimbursement or fee waivers. The Subadvisor’s share of the costs shall not exceed the subadvisory fee payment the Subadvisor receives from the Manager for such Series.

The portion of the fee based upon the average daily net assets of the Portfolio shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Series.